Exhibit 2

HORIZON ENERGY DEVELOPMENT, INC.
INCOME STATEMENT
(Unaudited)

Three Months Ended June 30, 2004
Operating Revenue:
Operating Revenue	$ 22,122,393

Operating Expenses:
Fuel Used in Heat and Electric Generation	12,918,536
Operation and Maintenance Expenses	6,695,129
Property, Franchise & Other Taxes	708,307
Depreciation, Depletion & Amortization	3,752,768

Operating Expenses	24,074,740

Operating Loss	(1,952,347)

Other Income	1,283,424

Interest Charges	1,741,280

Net Loss Before Income Taxes	(2,410,203)

Income Taxes - Current	(1,180,602)
Income Taxes - Deferred	674,595

(506,007)

Minority Interest in Foreign Subsidiaries	292,235

Net Loss	($ 1,611,961)